

August 12, 2014

Via E-mail
Donald L. Bobbitt, Jr.
Chief Financial Officer
Campus Crest Communities, Inc.
2100 Rexford Road, Suite 414
Charlotte, NC 28211

> **Re:** **Campus Crest Communities, Inc.**
> **Form 10-K/A**
> **Filed June 20, 2014**
> **File No. 1-34872**
>
> **Form 10-Q/A**
> **Filed June 20, 2014**
> **File No. 1-34872**

Dear Mr. Bobbitt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A

Amendment to Copper Beech Purchase Agreement, page 46

1. We note that as of December 31, 2013 you indicate you held an effective 67.0% interest in the Copper Beech portfolio. Please address the following:

   a. Please clarify whether you received all required third-party consents to effect ownership interests of 67% as of December 31, 2013;

   b. Given your majority interest in the CB Portfolio and your intention to exercise the purchase options, though not on the terms as currently set forth, please provide to us information supporting your accounting of such investment under the equity method of accounting. In your response, please clarify what happens in situations where the parties do not agree and whether contractually one of the parties has the ability to break any deadlock. Please also cite the literature relied upon as the basis for your accounting in the investment;

c. Please tell us the proportionate share of earnings you recorded for the fiscal year ended December 31, 2013 related to the CB Portfolio based on your specific ownership percentages from acquisition date through fiscal year ended December 31, 2013 given the variation in ownership;

d. Please tell us the details surrounding the $20.2 million payment referenced in Note 7 to your financial statements and how such amount, if at all, coincides with the $4 million payment paid to CB Investors as consideration for entering into the Amendment.

Cash Flows, page 59

2. We note that dividends paid to common stockholders exceeded net cash provided by operating activities for the fiscal year ended December 31, 2013. Please tell us and disclose in future periodic filings, including your interim filings, the sources of cash used to pay such common stockholder dividends.

Schedule III. Real Estate and Accumulated Depreciation, page 111

3. In future periodic filings please provide the aggregate cost for Federal income tax purposes. Refer to endnote 6 to Rule 12-28 of Regulation S-X.

Form 10-Q/A

Note 5. Investment in Unconsolidated Entities, page 15

4. We note you provided incomplete cash flow information pertaining to the CB Portfolio for the interim period ended March 31, 2014. Please advise us of the amounts of net cash provided by operating, investing and financing activities for the period, and provide such financial information for the interim period and on a year-to-date basis in future periodic filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant